UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2025
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
4th Floor, Communications House, South
Street
Staines-upon-Thames, Surrey TW18 4PR
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Operating Statistics for the Three Months and Year Ended
31 December 2024

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	2
NYSE  I  JSE  I  GSE
FULL YEAR 2024
OPERATING STATISTICS
19 FEBRUARY 2025
MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES

Reporting method
During the financial year ended 31 December 2024, AngloGold Ashanti’s reporting for managed operations shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting only impacts managed operations with non-controlling interests (i.e., Siguiri, Cerro Vanguardia and
Sukari), whereas joint operations (i.e., Tropicana), which are proportionately consolidated, remain unaffected. Non-managed joint ventures (i.e., Kibali), which are accounted for under the equity method, also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the three months and year ended 31 December 2023 have been adjusted to reflect this change in reporting.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures, including, for example, “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure”. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in AngloGold
Ashanti’s Earnings Release for the three months and year ended 31 December 2024, which is available on its website.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	3

OPERATING STATISTICS I GOLD PRODUCTION

GOLD PRODUCTION (000 OUNCES)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	80	93	309	343
Kibali - Attributable 45%(1)	80	93	309	343

AFRICA: MANAGED OPERATIONS	360	348	1,254	1,237
Iduapriem	50	79	237	268
Obuasi	60	61	221	224
Siguiri(5)	74	66	273	260
Geita	136	142	483	485
Sukari(5)	40	_	40	_

AUSTRALIA	166	158	572	562
Sunrise Dam	66	62	259	252
Tropicana - Attributable 70%	100	96	313	310

AMERICAS (4)(6)	144	139	526	502
Cerro Vanguardia(5)	47	41	175	164
AngloGold Ashanti Mineração(4)(6)	75	73	271	252
Serra Grande	22	25	80	86

Managed operations(4)(6)	670	645	2,352	2,301
Non-managed joint ventures(1)	80	93	309	343
GROUP (2)(4)(6)	750	738	2,661	2,644
Adjusted to exclude Sukari
Managed operations(3)(6)	630	645	2,312	2,301
Non-managed joint ventures(1)	80	93	309	343
GROUP(2)(3)(6)	710	738	2,621	2,644

Notes:
(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
(4) All financial periods within the year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(5) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(6) Includes gold concentrate from the Cuiabá mine sold to third parties.

*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2024, for definitions and reconciliations
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	4

OPERATING STATISTICS I GOLD SOLD

GOLD SOLD (000 OUNCES)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	78	92	309	343
Kibali - Attributable 45%(1)	78	92	309	343

AFRICA: MANAGED OPERATIONS	341	331	1,255	1,233
Iduapriem	47	76	238	268
Obuasi	59	57	222	226
Siguiri(5)	69	67	272	260
Geita	122	131	479	479
Sukari(5)	44	_	44	_

AUSTRALIA	166	148	578	557
Sunrise Dam	66	63	261	256
Tropicana - Attributable 70%	100	85	317	301

AMERICAS (4)(6)	140	140	537	491
Cerro Vanguardia(5)	44	41	183	163
AngloGold Ashanti Mineração(4)(6)	74	74	274	242
Serra Grande	22	25	80	86

Managed operations(4)(6)	647	619	2,370	2,281
Non-managed joint ventures(1)	78	92	309	343
GROUP(2)(4)(6)	725	711	2,679	2,624
Adjusted to exclude Sukari
Managed operations(3)(6)	603	619	2,326	2,281
Non-managed joint ventures(1)	78	92	309	343
GROUP(2)(3)(6)	681	711	2,635	2,624

Notes:
(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
(4) All financial periods within the year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(5) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(6) Includes gold concentrate from the Cuiabá mine sold to third parties.

*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2024, for definitions and reconciliations
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	5

OPERATING STATISTICS I TOTAL CASH COSTS

TOTAL CASH COSTS* ($m)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	77	71	289	275
Kibali - Attributable 45%(1)	77	71	289	275

AFRICA: MANAGED OPERATIONS	441	375	1,519	1,407
Iduapriem	74	76	265	253
Obuasi	71	64	268	249
Siguiri(5)	129	112	465	429
Geita	121	123	476	477
Sukari(5)	46	—	46	—
Admin and other	—	—	(1)	(1)

AUSTRALIA	195	185	735	704
Sunrise Dam	93	81	347	333
Tropicana - Attributable 70%	93	97	354	343
Admin and other	9	7	34	28

AMERICAS(4)	149	141	541	563
Cerro Vanguardia(5)	54	39	189	172
AngloGold Ashanti Mineração(4)	64	70	237	262
Serra Grande	30	32	113	128
Admin and other	1	—	2	1

CORPORATE AND OTHER(6)	(4)	2	(5)	—

Managed operations(4)	781	703	2,790	2,674
Non-managed joint ventures(1)	77	71	289	275
GROUP (2)(4)	858	774	3,079	2,949
Adjusted to exclude Sukari
Managed operations(3)	735	703	2,744	2,674
Non-managed joint ventures(1)	77	71	289	275
GROUP (2)(3)	812	774	3,033	2,949

Notes:
(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
(4) All financial periods within the year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(5) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(6) Corporate included non-gold producing managed operations.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2024, for definitions and reconciliations
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	6

OPERATING STATISTICS I ALL-IN SUSTAINING COSTS

ALL-IN SUSTAINING COSTS* ($m)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	93	84	354	326
Kibali - Attributable 45%(1)	93	84	354	326

AFRICA: MANAGED OPERATIONS	607	572	2,147	1,943
Iduapriem	100	107	385	357
Obuasi	113	120	430	401
Siguiri(5)	150	159	569	514
Geita	161	186	680	672
Sukari(5)(7)	83	—	83	—
Admin and other	—	—	—	(1)

AUSTRALIA	244	219	881	828
Sunrise Dam	125	107	434	404
Tropicana - Attributable 70%	109	104	411	393
Admin and other	10	8	36	31

AMERICAS(4)	219	217	813	840
Cerro Vanguardia(5)	79	68	284	257
AngloGold Ashanti Mineração(4)	100	100	365	392
Serra Grande	40	49	162	189
Admin and other	—	—	2	2

PROJECTS	4	11	10	15

CORPORATE AND OTHER(6)	28	35	112	101

Managed operations(4)	1,102	1,054	3,963	3,727
Non-managed joint ventures(1)	93	84	354	326
GROUP(2)(4)	1,195	1,138	4,317	4,053
Adjusted to exclude Sukari
Managed operations(3)	1,019	1,054	3,880	3,727
Non-managed joint ventures(1)	93	84	354	326
GROUP(2)(3)	1,112	1,138	4,234	4,053

Notes:
(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
(4) All financial periods within the year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(5) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(6) Corporate included non-gold producing managed operations.
(7) Due to the short timeframe since the acquisition, the sustaining capital expenditures may not accurately reflect typical spending patterns.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2024, for definitions and reconciliations
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	7

OPERATING STATISTICS I SUSTAINING CAPITAL EXPENDITURE

SUSTAINING CAPITAL EXPENDITURE* ($m)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	19	13	68	52
Kibali - Attributable 45%(1)	19	13	68	52

AFRICA: MANAGED OPERATIONS	160	191	547	480
Iduapriem	28	33	108	96
Obuasi	34	56	145	148
Siguiri(5)	26	41	93	74
Geita	52	61	181	162
Sukari(5)(7)	20	—	20	—
Admin and other	—	—	—	—

AUSTRALIA	37	31	102	98
Sunrise Dam	26	15	65	47
Tropicana - Attributable 70%	11	16	37	50
Admin and other	—	—	—	1

AMERICAS(4)	66	61	209	252
Cerro Vanguardia(5)	24	26	71	75
AngloGold Ashanti Mineração(4)	30	21	98	122
Serra Grande	12	14	40	55
Admin and other	—	—	—	—

PROJECTS	3	11	5	11

CORPORATE AND OTHER(6)	—	1	1	1

Managed operations(4)	266	295	864	842
Non-managed joint ventures(1)	19	13	68	52
GROUP(2)(4)	285	308	932	894
Adjusted to exclude Sukari
Managed operations(3)	246	295	844	842
Non-managed joint ventures(1)	19	13	68	52
GROUP(2)(3)	265	308	912	894

Notes:
(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
(4) All financial periods within the year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(5) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(6) Corporate included non-gold producing managed operations.
(7) Due to the short timeframe since the acquisition, the sustaining capital expenditures may not accurately reflect typical spending patterns.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2024, for definitions and reconciliations
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	8

OPERATING STATISTICS I IDUAPRIEM

IDUAPRIEM	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	822	1,611	4,476	5,849
Open pit waste	9,353	8,926	36,098	36,993
Total open pit	10,175	10,537	40,574	42,842
Open pit mined grade (g/tonne)	1.54	1.56	1.52	1.61

Tonnes milled/processed (000 tonnes):
Open pit operations	1,422	1,516	5,410	5,430
Average mill head grade (g/tonne)	1.15	1.58	1.38	1.53
Recovery rate	94.6%	96.9%	95.9%	96.3%
Total recovered grade (g/tonne)	1.09	1.61	1.36	1.54

Gold ounces produced oz(000)	50	79	237	268
Gold ounces sold oz(000)	47	76	238	268

Average gold price received*(1) ($/ounce)	2,654	1,991	2,364	1,946
Gold income per segment information ($m)	125	151	563	522

Total cash costs* ($/ounce):
Operating costs	1,354	868	1,001	847
By-product credits	(1)	(2)	(2)	(2)
Royalties	125	96	119	97
Total cash costs* ($/ounce produced)	1,478	962	1,118	943
Total cash costs* ($m)	74	76	265	253

All-in sustaining costs* ($/ounce):
Total cash costs*	1,478	962	1,118	943
Inventory movements	(31)	(3)	(12)	7
Adjusted for decommissioning, inventory amortisation and other	7	—	1	—
Rehabilitation and other non-cash costs	66	9	30	9
Lease payment sustaining	23	10	24	12
Sustaining exploration and study costs	—	—	—	—
Sustaining capital expenditure	587	429	454	358
All-in sustaining costs* ($/ounce sold)	2,131	1,407	1,614	1,329
All-in sustaining costs* ($m)	100	107	385	357

Capital expenditure ($m):
Sustaining capital expenditure*	28	33	108	96
Non-sustaining capital expenditure*	22	10	61	46
Total capital expenditure	50	43	169	142

(1) Average gold price received per ounce is calculated by dividing the US dollar value of gold income revenue metric by the ounces of gold sold.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	9

OPERATING STATISTICS I OBUASI

OBUASI	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground waste	213	202	841	822
Underground ore	319	280	1,127	978
Total underground	532	482	1,968	1,800
Underground ore mined grade (g/tonne)	6.27	7.00	6.34	7.08

Tonnes milled/processed (000 tonnes):
Underground operations	301	285	1,144	1,017
Supplemental tailings	11	86	141	261
Total tonnes milled/processed	312	371	1,285	1,278
Average mill head grade (g/tonne)	6.86	6.01	6.25	6.44
Recovery rate	88.4%	85.3%	86.0%	85.0%
Total recovered grade (g/tonne)	6.01	5.10	5.35	5.45

Gold ounces produced oz(000)	60	61	221	224
Gold ounces sold oz(000)	59	57	222	226

Average gold price received*(1) ($/ounce)	2,653	1,991	2,389	1,945
Gold income per segment information ($m)	157	114	530	439

Total cash costs* ($/ounce):
Operating costs	1,042	954	1,097	1,026
By-product credits	(3)	(3)	(2)	(2)
Royalties	131	89	120	90
Total cash costs* ($/ounce produced)	1,169	1,040	1,214	1,114
Total cash costs* ($m)	71	64	268	249

All-in sustaining costs* ($/ounce):
Total cash costs*	1,169	1,040	1,214	1,114
Inventory movements	42	7	5	(28)
Adjusted for decommissioning, inventory amortisation and other	(2)	—	(2)	(1)
Rehabilitation and other non-cash costs	122	45	63	27
Lease payment sustaining	—	—	—	—
Sustaining exploration and study costs	10	13	8	10
Sustaining capital expenditure	564	976	654	655
All-in sustaining costs* ($/ounce sold)	1,905	2,081	1,942	1,777
All-in sustaining costs* ($m)	113	120	430	401

Capital expenditure ($m):
Sustaining capital expenditure*	34	56	145	148
Non-sustaining capital expenditure*	20	20	57	66
Total capital expenditure	54	76	202	214

(1) Average gold price received per ounce is calculated by dividing the US dollar value of gold income revenue metric by the ounces of gold sold.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	10

OPERATING STATISTICS I SIGUIRI

SIGUIRI(1)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	1,619	1,302	5,064	5,826
Open pit waste	7,353	4,755	24,279	15,913
Total open pit	8,972	6,057	29,343	21,739
Open pit mined grade (g/tonne)	1.21	1.35	1.29	1.24

Tonnes milled/processed (000 tonnes):
Open pit operations	2,938	3,177	11,103	10,972
Average mill head grade (g/tonne)	0.87	0.92	0.90	0.95
Recovery rate	90.0%	71.0%	85.0%	77.3%
Total recovered grade (g/tonne)	0.78	0.65	0.76	0.74

Gold ounces produced oz(000)	74	66	273	260
Gold ounces sold oz(000)	69	67	272	260

Average gold price received*(2) ($/ounce)	2,651	1,975	2,404	1,941
Gold income per segment information ($m)	182	131	653	505

Total cash costs* ($/ounce):
Operating costs	1,577	1,595	1,566	1,555
By-product credits	(2)	(2)	(2)	(1)
Royalties	172	99	140	97
Total cash costs* ($/ounce produced)	1,747	1,693	1,703	1,650
Total cash costs* ($m)	129	112	465	429

All-in sustaining costs* ($/ounce):
Total cash costs*	1,747	1,693	1,703	1,650
Inventory movements	(24)	7	(7)	(2)
Adjusted for decommissioning, inventory amortisation and other	—	—	—	—
Rehabilitation and other non-cash costs	24	58	21	21
Lease payment sustaining	20	1	11	1
Sustaining exploration and study costs	38	22	23	21
Sustaining capital expenditure	382	617	342	284
All-in sustaining costs* ($/ounce sold)	2,186	2,397	2,093	1,976
All-in sustaining costs* ($m)	150	159	569	514

Capital expenditure ($m):
Sustaining capital expenditure*	26	41	93	74
Non-sustaining capital expenditure*	3	—	9	4
Total capital expenditure	29	41	102	78

(1) On a consolidated basis. Siguiri is owned 85% by AngloGold Ashanti.
(2) Average gold price received per ounce is calculated by dividing the US dollar value of gold income revenue metric by the ounces of gold sold.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	11

OPERATING STATISTICS I GEITA

GEITA	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground waste	374	300	1,340	1,252
Underground ore	725	809	2,831	2,716
Total underground	1,099	1,109	4,171	3,968
Underground ore mined grade (g/tonne)	4.45	4.03	4.21	3.94

Open pit tonnes mined (000 tonnes):
Open pit ore	1,525	1,278	4,042	4,865
Open pit waste	5,644	5,868	22,032	20,502
Total open pit	7,169	7,146	26,074	25,367
Open pit mined grade (g/tonne)	1.63	1.77	1.54	1.78

Tonnes milled/processed (000 tonnes):
Underground operations	686	832	2,642	2,692
Open pit operations	740	708	2,807	2,788
Total tonnes milled/processed	1,426	1,540	5,449	5,480
Average mill head grade (g/tonne)	3.26	3.15	3.03	3.01
Recovery rate	91.0%	91.2%	90.9%	91.6%
Total recovered grade (g/tonne)	2.97	2.87	2.76	2.75

Gold ounces produced oz(000)	136	142	483	485
Gold ounces sold oz(000)	122	131	479	479

Average gold price received*(1) ($/ounce)	2,658	1,998	2,399	1,949
Gold income per segment information ($m)	323	262	1,150	934

Total cash costs* ($/ounce):
Operating costs	754	761	846	872
By-product credits	(6)	(3)	(5)	(3)
Royalties	143	111	143	116
Total cash costs* ($/ounce produced)	892	868	984	984
Total cash costs* ($m)	121	123	476	477

All-in sustaining costs* ($/ounce):
Total cash costs*	892	868	984	984
Inventory movements	(35)	(15)	(6)	1
Adjusted for decommissioning, inventory amortisation and other	(2)	(5)	(3)	(3)
Rehabilitation and other non-cash costs	5	21	6	3
Lease payment sustaining	48	54	47	54
Sustaining exploration and study costs	(14)	35	13	26
Sustaining capital expenditure	434	464	377	337
All-in sustaining costs* ($/ounce sold)	1,327	1,423	1,418	1,403
All-in sustaining costs* ($m)	161	186	680	672

Capital expenditure ($m):
Sustaining capital expenditure*	52	61	181	162
Non-sustaining capital expenditure*	6	3	15	29
Total capital expenditure	58	64	196	191

(1) Average gold price received per ounce is calculated by dividing the US dollar value of gold income revenue metric by the ounces of gold sold.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	12

OPERATING STATISTICS I SUKARI

SUKARI(1)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground waste	68	—	68	—
Underground ore	71	—	71	—
Total underground	139	—	139	—
Underground ore mined grade (g/tonne)	4.30	—	4.30	—

Open pit tonnes mined (000 tonnes):
Open pit ore	1,027	—	1,027	—
Open pit waste	6,457	—	6,457	—
Total open pit	7,484	—	7,484	—
Open pit mined grade (g/tonne)	0.95	—	0.95	—

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	423	—	423	—

Tonnes milled/processed (000 tonnes):
Underground operations	93	—	93	—
Open pit operations	763	—	763	—
Total tonnes milled/processed	856	—	856	—
Heap leach placed	423	—	423	—

Average mill head grade (g/tonne)	1.46	—	1.46	—
Recovery rate	89.9%	—%	89.9%	—
Total recovered grade (g/tonne)	0.97	—	0.97	—

Gold ounces produced oz(000)	40		40
Gold ounces sold oz(000)	44		44

Average gold price received*(2) ($/ounce)	2,669	—	2,669	—
Gold income per segment information ($m)	119	—	119	—

Total cash costs* ($/ounce):
Operating costs	1,085	—	1,085	—
By-product credits	(8)	—	(8)	—
Royalties	89	—	89	—
Total cash costs* ($/ounce produced)	1,165	—	1,165	—
Total cash costs* ($m)	46		46

All-in sustaining costs* ($/ounce):
Total cash costs*	1,165	—	1,165	—
Inventory movements	258	—	258	—
Adjusted for decommissioning, inventory amortisation and other	—	—	—	—
Rehabilitation and other non-cash costs	2	—	2	—
Lease payment sustaining	4	—	4	—
Sustaining exploration and study costs	—	—	—	—
Sustaining capital expenditure(3)	428	—	428	—
All-in sustaining costs* ($/ounce sold)(3)	1,858	—	1,858	—
All-in sustaining costs* ($m)(3)	83		83

Capital expenditure ($m):
Sustaining capital expenditure*(3)	20	—	20	—
Non-sustaining capital expenditure*	—	—	—	—
Total capital expenditure(3)	20	—	20	—

(1) On a consolidated basis. Sukari is owned 50% by AngloGold Ashanti.
(2) Average gold price received per ounce is calculated by dividing the US dollar value of gold income revenue metric by the ounces of gold sold.
(3) Due to the short timeframe since the acquisition, the sustaining capital expenditures may not accurately reflect typical spending patterns.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	13

OPERATING STATISTICS I SUNRISE DAM

SUNRISE DAM	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground waste	193	225	726	675
Underground ore	588	671	2,522	2,657
Total underground	781	896	3,248	3,332
Underground ore mined grade (g/tonne)	2.72	2.70	3.21	2.94

Open pit tonnes mined (000 tonnes):
Open pit ore	153	240	396	1,443
Open pit waste	1,697	1,215	8,487	2,831
Total open pit	1,850	1,455	8,883	4,274
Open pit mined grade (g/tonne)	2.87	1.32	2.33	1.38

Tonnes milled/processed (000 tonnes):
Underground operations	622	631	2,399	2,512
Open pit operations	331	377	1,494	1,390
Total tonnes milled/processed	953	1,008	3,893	3,902
Average mill head grade (g/tonne)	2.33	2.27	2.43	2.43
Recovery rate	87.6%	82.5%	85.5%	82.5%
Total recovered grade (g/tonne)	2.15	1.91	2.07	2.01

Gold ounces produced oz(000)	66	62	259	252
Gold ounces sold oz(000)	66	63	261	256

Average gold price received*(1) ($/ounce)	2,653	1,972	2,402	1,939
Gold income per segment information ($m)	176	124	626	495

Total cash costs* ($/ounce):
Operating costs	1,334	1,271	1,283	1,274
By-product credits	(8)	(6)	(6)	(7)
Royalties	80	49	67	51
Total cash costs* ($/ounce produced)	1,406	1,314	1,343	1,318
Total cash costs* ($m)	93	81	347	333

All-in sustaining costs* ($/ounce):
Total cash costs*	1,406	1,314	1,343	1,318
Inventory movements	(2)	(2)	2	5
Adjusted for decommissioning, inventory amortisation and other	(4)	(5)	(4)	(5)
Rehabilitation and other non-cash costs	18	26	6	3
Lease payment sustaining	66	121	67	67
Sustaining exploration and study costs	6	2	4	9
Sustaining capital expenditure	399	240	247	186
All-in sustaining costs* ($/ounce sold)	1,888	1,696	1,665	1,583
All-in sustaining costs* ($m)	125	107	434	404

Capital expenditure ($m):
Sustaining capital expenditure*	26	15	65	47
Non-sustaining capital expenditure*	—	—	—	—
Total capital expenditure	26	15	65	47

(1) Average gold price received per ounce is calculated by dividing the US dollar value of gold income revenue metric by the ounces of gold sold.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	14

OPERATING STATISTICS I TROPICANA

TROPICANA(1)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground waste	80	77	350	352
Underground ore	353	349	1,318	1,265
Total underground	433	426	1,668	1,617
Underground ore mined grade (g/tonne)	3.51	3.29	3.29	3.15

Open pit tonnes mined (000 tonnes):
Open pit ore	1,406	1,177	3,157	3,301
Open pit waste	6,968	11,209	33,589	45,022
Total open pit	8,374	12,386	36,746	48,323
Open pit mined grade (g/tonne)	1.77	1.59	1.63	1.48

Tonnes milled/processed (000 tonnes):
Underground operations	355	371	1,310	1,296
Open pit operations	1,272	1,239	4,933	5,341
Total tonnes milled/processed	1,627	1,610	6,243	6,637
Average mill head grade (g/tonne)	2.13	1.96	1.73	1.62
Recovery rate	90.2%	89.3%	90.0%	89.8%
Total recovered grade (g/tonne)	1.92	1.85	1.56	1.45

Gold ounces produced oz(000)	100	96	313	310
Gold ounces sold oz(000)	100	85	317	301

Average gold price received*(2) ($/ounce)	2,649	1,986	2,422	1,946
Gold income per segment information ($m)	265	169	768	586

Total cash costs* ($/ounce):
Operating costs	867	978	1,080	1,066
By-product credits	(8)	(8)	(9)	(9)
Royalties	65	44	61	48
Total cash costs* ($/ounce produced)	924	1,015	1,132	1,105
Total cash costs* ($m)	93	97	354	343

All-in sustaining costs* ($/ounce):
Total cash costs*	924	1,015	1,132	1,105
Inventory movements	7	(44)	8	(12)
Adjusted for decommissioning, inventory amortisation and other	1	2	1	2
Rehabilitation and other non-cash costs	22	35	7	7
Lease payment sustaining	25	30	31	34
Sustaining exploration and study costs	1	1	—	1
Sustaining capital expenditure	106	190	117	167
All-in sustaining costs* ($/ounce sold)	1,086	1,228	1,297	1,304
All-in sustaining costs* ($m)	109	104	411	393

Capital expenditure ($m):
Sustaining capital expenditure*	11	16	37	50
Non-sustaining capital expenditure*	3	—	51	37
Total capital expenditure	14	16	88	87

(1) On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.
(2) Average gold price received per ounce is calculated by dividing the US dollar value of gold income revenue metric by the ounces of gold sold.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	15

OPERATING STATISTICS I CERRO VANGUARDIA

CERRO VANGUARDIA(1)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground waste	48	22	115	114
Underground ore	122	135	439	448
Total underground	170	157	554	562
Underground ore mined grade (g/tonne)	5.56	4.44	5.48	4.60

Open pit tonnes mined (000 tonnes):
Open pit ore	242	185	799	740
Open pit waste	5,457	5,071	19,466	18,820
Total open pit	5,699	5,256	20,265	19,560
Open pit mined grade (g/tonne)	2.71	3.65	2.74	3.13

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	364	384	1,194	1,535
Heap leach recovered grade (g/tonne)	0.27	0.32	0.48	0.39

Tonnes milled/processed (000 tonnes):
Underground operations	122	135	439	449
Open pit operations	218	192	814	808
Total tonnes milled/processed	340	327	1,253	1,257
Heap leach placed	596	467	2,020	1,779
Average mill head grade (g/tonne)	3.83	3.50	3.68	3.57
Recovery rate	95.4%	94.7%	95.2%	95.2%
Total recovered grade (g/tonne)	1.56	1.62	1.67	1.68

Gold ounces produced oz(000)	47	41	175	164
Gold ounces sold oz(000)	44	41	183	163

Average gold price received*(2) ($/ounce)	2,655	1,999	2,389	1,943
Gold income per segment information ($m)	116	83	439	317

Total cash costs* ($/ounce):
Operating costs	1,621	1,543	1,525	1,476
By-product credits	(636)	(751)	(622)	(567)
Royalties	170	151	171	136
Total cash costs* ($/ounce produced)	1,155	943	1,073	1,045
Total cash costs* ($m)	54	39	189	172

All-in sustaining costs* ($/ounce):
Total cash costs*	1,155	943	1,073	1,045
Inventory movements	(112)	85	(55)	19
Adjusted for decommissioning, inventory amortisation and other	144	12	53	12
Rehabilitation and other non-cash costs	56	(29)	53	10
Lease payment sustaining	—	—	—	—
Sustaining exploration and study costs	25	13	33	35
Sustaining capital expenditure	542	636	387	460
All-in sustaining costs* ($/ounce sold)	1,811	1,660	1,544	1,581
All-in sustaining costs* ($m)	79	68	284	257

Capital expenditure ($m):
Sustaining capital expenditure*	24	26	71	75
Non-sustaining capital expenditure*	—	—	—	—
Total capital expenditure	24	26	71	75

(1) On a consolidated basis. Cerro Vanguardia is owned 92.50% by AngloGold Ashanti.
(2) Average gold price received per ounce is calculated by dividing the US dollar value of gold income revenue metric by the ounces of gold sold.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	16

OPERATING STATISTICS I ANGLOGOLD ASHANTI MINERAÇÃO

ANGLOGOLD ASHANTI MINERAÇÃO(1)	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground waste	320	255	1,216	1,157
Underground ore	247	131	662	517
Concentrate ore	80	285	761	1,102
Total underground	647	671	2,640	2,776
Underground ore mined grade (g/tonne)	7.50	3.51	6.39	4.28

Tonnes milled/processed (000 tonnes):
Underground operations	245	84	663	526
Concentrate	80	340	765	1,101
Total tonnes milled/processed	325	424	1,428	1,627
Average mill head grade (g/tonne)	7.50	5.26	6.32	4.77
Recovery rate	96.3%	86.1%	96.4%	88.4%
Total recovered grade (g/tonne)	7.15	5.37	5.90	4.82

Gold ounces produced oz(000)	75	73	271	252
Gold ounces sold oz(000)	74	74	274	242

Average gold price received*(2) ($/ounce)	2,624	1,826	2,313	1,779
Gold income per segment information ($m)(3)	195	135	634	431

Total cash costs* ($/ounce):
Operating costs	835	921	845	1,019
By-product credits	(24)	(1)	(7)	(7)
Royalties	47	38	38	29
Total cash costs* ($/ounce produced)	859	957	876	1,041
Total cash costs* ($m)	64	70	237	262

All-in sustaining costs* ($/ounce):
Total cash costs*	859	957	876	1,041
Inventory movements	17	45	(2)	41
Adjusted for decommissioning, inventory amortisation and other	(4)	(41)	2	(3)
Rehabilitation and other non-cash costs	(32)	7	(5)	2
Lease payment sustaining	85	92	99	108
Sustaining exploration and study costs	12	4	6	3
Sustaining capital expenditure	407	279	358	423
All-in sustaining costs* ($/ounce sold)	1,344	1,343	1,334	1,615
All-in sustaining costs* ($m)	100	100	365	392

Capital expenditure ($m):
Sustaining capital expenditure*	30	21	98	122
Non-sustaining capital expenditure*	—	2	—	2
Total capital expenditure	30	23	98	124

(1) All financial periods within the financial year ended 31 December 2023 have been adjusted to exclude the Córrego do Sítio (“CdS”) operation that was placed on care and maintenance in August 2023. All gold production, gold sold, average gold price received per ounce*, all-in sustaining costs per ounce*, all-in costs per ounce* and total cash costs per ounce* metrics have been adjusted to exclude the CdS operation, unless otherwise stated.

(2) Average gold price received per ounce is calculated by dividing the US dollar value of gold income revenue metric by the ounces of gold sold.
(3) Excludes CdS gold income of $4m and $84m for the quarter and the year ended 31 December 2024 respectively.
Rounding of figures may result in computational discrepancies.

QUARTER 4 2024 EARNINGS RELEASE: OPERATING STATISTICS	17

OPERATING STATISTICS I SERRA GRANDE

SERRA GRANDE	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground waste	87	32	537	292
Underground ore	216	266	854	1,044
Total underground	303	298	1,391	1,336
Underground ore mined grade (g/tonne)	2.66	2.90	2.87	2.64

Open pit tonnes mined (000 tonnes):
Open pit ore	99	23	159	72
Open pit waste	108	298	816	1,147
Total open pit	207	321	975	1,219
Open pit mined grade (g/tonne)	1.44	1.39	1.35	1.34

Tonnes milled/processed (000 tonnes):
Underground operations	260	267	897	1,053
Open pit operations	85	23	142	72
Total tonnes milled/processed	345	290	1,039	1,125
Average mill head grade (g/tonne)	1.95	2.50	2.33	2.28
Recovery rate	90.9%	93.7%	92.3%	93.4%
Total recovered grade (g/tonne)	2.01	2.63	2.39	2.37

Gold ounces produced oz(000)	22	25	80	86
Gold ounces sold oz(000)	22	25	80	86

Average gold price received*(1) ($/ounce)	2,670	1,999	2,402	1,945
Gold income per segment information ($m)	58	50	191	167

Total cash costs* ($/ounce):
Operating costs	1,286	1,261	1,359	1,454
By-product credits	—	(1)	—	(1)
Royalties	53	47	52	45
Total cash costs* ($/ounce produced)	1,338	1,307	1,411	1,498
Total cash costs* ($m)	30	32	113	128

All-in sustaining costs* ($/ounce):
Total cash costs*	1,338	1,307	1,411	1,498
Inventory movements	(2)	4	3	(4)
Adjusted for decommissioning, inventory amortisation and other	13	—	—	6
Rehabilitation and other non-cash costs	(177)	(46)	1	(41)
Lease payment sustaining	105	94	125	89
Sustaining exploration and study costs	1	(2)	2	4
Sustaining capital expenditure	565	567	497	647
All-in sustaining costs* ($/ounce sold)	1,842	1,925	2,039	2,198
All-in sustaining costs* ($m)	40	49	162	189

Capital expenditure ($m):
Sustaining capital expenditure*	12	14	40	55
Non-sustaining capital expenditure*	—	—	—	—
Total capital expenditure	12	14	40	55

(1) Average gold price received per ounce is calculated by dividing the US dollar value of gold income revenue metric by the ounces of gold sold.
Rounding of figures may result in computational discrepancies.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 19 February 2025
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary